Exhibit 99.1

Bit Origin Surpasses 70 Million Dogecoin (DOGE) Holdings Following Private Placement

August 12, 2025 (Singapore) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), today announced the closing of a private placement for the purchase and sale of 20 million Class A ordinary shares for aggregate gross proceeds of 30 million DOGE, at an acquisition cost of $0.2 per DOGE, to advance the Company’s Dogecoin treasury.

Dogecoin Treasury KPIs as of August 11, 2025:

•	Holdings: 70,543,745 DOGE

•	Average Acquisition Cost: ~$0.2268 per DOGE[1]

•	Pro Forma DOGE-Per-Share (DPS): ~0.80[2]

“We continue to reimagine how capital formation can align with our digital asset strategy,” said Jinghai Jiang, Chairman and CEO of Bit Origin. “This DOGE-denominated private placement enhances our ability to scale DOGE holdings while driving DOGE-Per-Share.”

This private placement complements Bit Origin’s previously announced $500 million equity purchase and convertible note facility, which together support the Company’s goal of building one of the largest Dogecoin treasuries among publicly traded companies.

1Average Acquisition Cost is calculated by dividing the sum of (i) total cost of DOGE acquisitions made in USD and (ii) cost attributed to the private placement, by the Company’s current DOGE holdings.

2DOGE-Per-Share is calculated by dividing the Company’s current DOGE holdings by the total number of Class A and Class B ordinary shares outstanding as of August 11, 2025.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Company’s current report on Form 6-K dated August 12, 2025.

About Bit Origin Ltd

Bit Origin Ltd is an emerging growth company actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

To keep updated on Bit Origin’s news releases and SEC filings, please subscribe to email alerts at https://bitorigin.io/contact